                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
----------------------------------------------------------------
(Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------
                 (Title of Class of Securities)
                            293805105
----------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           March 3, 2000
----------------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 39 Pages

                                                     Page 2 of 39 Pages
Cusip No. 293805105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 939,600
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 939,600
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   939,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.27%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                                  Page 3 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                                Page 4 of 39 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a general partner in SASS/Gould REIT Partners and has shared voting and shared dispositive power with respect to the shares owned by SASS/Gould REIT Partners.

                                                   Page 5 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                                    Page 6 of 39 Pages
Cusip No. 293805105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD REIT PARTNERS - 13-4057411
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         PN

                                                     Page 7 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 972,225 (2)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 972,225 (2)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 974,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 6.50%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
     NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                        Page 8 of 39 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a general partner of SASS/Gould REIT Partners. Mr. Gould has shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                     Page 9 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                 Page 10 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 939,600 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 939,600 (1)
 PERSON WITH        ---------------------------------------------

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 939,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.27% _____________________________________________________________
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he has shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                      Page 11 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould REIT Partners.

                                      Page 12 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 13 of 39 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act
- ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          ---------------------------------------------
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ---------------------------------------------
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               ---------------------------------------------
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        ---------------------------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr.Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                     Page 14 of 39 Pages
Item 1.   Security and Issuer.

This statement relates to Common Shares of Beneficial Interest, $.01 par value per share ("Common Shares") of Entertainment Properties Trust, a real estate investment trust organized under the laws of the State of Maryland (the "Company"). The address of the principal executive offices of the Company is One Kansas City Place, 1200 Main Street, Suite 3250, Kansas City, Missouri 64105.

Item 2.   Identity and Background

(a) This statement is filed by the following:

o BRT Realty Trust, a business trust organized under the laws of the Commonwealth of Massachusetts ("BRT")

o Gould Investors L.P. a limited partnership organized under the laws of the State of Delaware (the "Partnership")

o One Liberty Properties, Inc., a corporation organized under the laws of the State of Maryland ("OLP")

o Sass/Gould REIT Partners, a general partnership organized under the laws of the State of New York ("Sass/Gould")

o        Fredric H. Gould and Fredric H. Gould Spousal IRA

o        Helaine Gould

o        Jeffrey Gould

o        Matthew Gould

o        Israel Rosenzweig and Zehavit Rosenzweig, as joint tenants.

o Israel Rosenzweig Keogh Account and Israel Rosenzweig, as custodian for Alon Rosenzweig.

(b) The address of the principal business and principal office of BRT, the Partnership and OLP is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The address of the principal business and principal office of Sass/Gould is 1185 Avenue of the Americas, New York, NY 10036-2699. The business address of Fredric H. Gould, Jeffrey Gould, Matthew Gould and Israel Rosenzweig is 60 Cutter Mill Road, Suite 303, Great Neck, New York, 11021. The residence address of Helaine Gould is 5 Overlook Circle, Manhasset, New York 110301. The residence address of Zehavit Rosenzweig is 33 Split Rock Road, Kings Point, NY 11024.

                                            Page 15 of 39 Pages

(c) BRT is a real estate investment trust. Its primary business is originating and holding for investment for its own account, senior real estate mortgage loans secured by income producing real property and, to a lesser extent, junior real estate mortgage loans secured by income producing real property and senior mortgage loans secured by undeveloped real property.

The Partnership owns and operates and participates in the ownership and operation of income producing real property. The Partnership also invests in equity securities of other entities.

OLP is a real estate investment trust. Its primary business is the acquisition, ownership and management of improved, commercial real estate operated by tenants under long-term net leases.

Sass/Gould is an investment partnership whose primary activity is to make investments in the securities of real estate investment trusts.

Item 2 information with respect to Fredric H. Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig is set forth on Attachments A, B, C and D, hereto which are incorporated herein by reference. Helaine Gould is not employed or engaged in any business activities. Zehavit Rosenzweig is an occupational therapist employed by the Millenium Rehab Services, 1302 Kings Highway, Brooklyn, New York 11229.

Item 2 information with respect to the executive officers and Trustees of BRT is set forth on Attachment A, which is incorporated herein by reference.

Item 2 information with respect to the individual general partner of the Partnership and the executive officers of its managing corporate general partner (Georgetown Partners, Inc.) is set forth on Attachment B, which is incorporated herein by reference.

Item 2 information with respect to the executive officers and directors of OLP is set forth on Attachment C, which is incorporated herein by reference.

Item 2 information with respect to the general partners of Sass/Gould is set forth on Attachment D, which is incorporated herein by reference.

                                               Page 16 of 39 Pages

(d)- (e)During the last five years neither BRT, nor any of the executive officers or Trustees of BRT has (i)been convicted in a criminal proceeding (excluding traffic violations or similar misdemenors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years neither the Partnership, any general partner of the Partnership, nor any executive officer or director of the corporate general partner of the Partnership has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither OLP nor any of the executive officers or directors of OLP has (i)been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Sass/Gould nor any of the partners of Sass/Gould has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

During the last five years, neither Fredric Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig nor

                                                   Page 17 of 39 Pages

Zehavit Rosenzweig has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig are citizens of the United States of America. BRT was organized under Massachusetts law, the Partnership was organized under Delaware law, OLP was organized under Maryland law and Sass/Gould was organized under New York law.

Item 3.   Source and Amount of Funds or Other Consideration

o As of the date hereof BRT has purchased a total of 939,600 Common Shares of the Company at an aggregate cost of $12,602,829. The funds used to make these purchases came from BRT's working capital. In May, 1999, BRT entered into a $45,000,000 Revolving Credit Agreement with TransAmerica Business Credit Corp. ("TransAmerica") which permits borrowings on a revolving basis. Any borrowings under the Revolving Credit Agreement must be secured by mortgage receivables or real property. No funds were drawn down under this Credit Agreement to purchase Common Shares of the Company. At the date hereof, $122,000 is outstanding under this Credit Agreement.

o As of the date hereof the Partnership has purchased a total of 1,500 Common Shares of the Company at an aggregate cost of $26,040. The funds used to make these purchases came from the Partnership's working capital. The Partnership has a current availability of approximately $17,000,000 under a margin account maintained by the Partnership with Saloman Smith Barney. No funds were drawn down under this margin account to purchase Common Shares of the Company.

o OLP has purchased a total of 2,625 Common Shares of the Company at an aggregate cost of $41,423. The funds used to make these purchases came from OLP's working capital.

o Sass/Gould has purchased a total of 28,500 Common Shares of the Company at an aggregate cost of $428,070. The funds used to make these purchases came from Sass/Gould's working capital.

o    Fredric H. Gould and Fredric H. Gould Spousal IRA purchased

                                                 Page 18 of 39 Pages

     1,850 Common Shares and 262 Common Shares of the Company, respectively, at an aggregate cost of $38,417. The funds used to make these purchases came from Mr. Gould's personal funds.

o Helaine Gould, Jeffrey Gould and Matthew Gould purchased 1,000 Common Shares, 300 Common Shares and 350 Common Shares of the Company, respectively, at a cost of $18,200, $5,400 and $5,500, respectively. The funds used to purchase these Common Shares came from the personal funds of each of said inviduals.

o Israel Rosenzweig purchased 5,300 Common Shares of the Company (1,000 shares in a joint tenancy account with his wife, Zehavit Rosenzweig, 4,100 shares for his Keogh Account and 200 shares as custodian for his son) at a total cost of $88,960. The funds used to make these purchases came from Mr. Rosenzweig's personal funds.

Item 4.   Purpose of the Transaction

BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig acquired the Common Shares of the Company as an investment. BRT and Sass/Gould, subject to availability at prices deemed favorable and subject to its continuing evaluation of the Company, may purchase additional Common Shares of the Company in the open market or in privately negotiated transactions. The Partnership, OLP, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig do not presently intend to purchase additional Common Shares of the Company. BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig may in the future determine to sell all or a portion of the Common Shares owned by them.

Except as described in this statement, neither BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig nor Zehavit Rosenzweig have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Common Shares of the Company or the disposition of any Common Shares of the Company, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or

                                                  Page 19 of 39 Pages

dividend policy of the Company; (f) any other material change in a Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any persons; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) BRT owns, as of this date,939,600 Common Shares of the Company, constituting approximately 6.27% of the 14,986,851 Common Shares outstanding.

The Partnership owns, as of this date, 1,500 Common Shares of the Company, constituting less than 1% of the Common Shares outstanding.

OLP owns, as of this date, 2,625 Common Shares of the Company, constituting less than 1% of the Common Shares outstanding.

Sass/Gould owns, as of this date, 28,500 Common Shares of the Company, constituting less than 1% of the Common Shares of Common Stock outstanding.

Fredric H. Gould, individually and in his Spousal IRA, owns as of this date, 2,112 Common Shares, Helaine Gould (Fredric Gould's wife) owns, as of this date, 1,000 Common Shares, Matthew Gould (Fredric H. and Helaine Gould's son) owns, as of this date, 350 Common Shares, Jeffrey Gould (Fredric H. and Helaine Gould's son) owns, as of this date, 300 Common Shares, and Israel Rosenzweig, jointly with his wife, in a Keogh Account established by him and as custodian for his son, owns, as of this date, 5,300 Common Shares of the Company.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 981,287 Common Shares in the aggregate, or 6.55% of the oustanding Common Shares of the Company.

(b) BRT has sole voting and dispositive power with respect to the Common Shares it owns. Fredric H. Gould as Chairman of the Board and Chief Executive Officer of BRT and Jeffrey Gould as

                                                    Page 20 of 39 Pages

President and Chief Operating Officer of BRT each have shared voting and dispositive power with respect to the Common Shares owned by BRT.

The Partnership has sole voting and dispositive power with respect to the Common Shares it owns. Fredric H. Gould, as a general partner of the Partnership and as Chairman of the Board and sole shareholder of the managing corporate general partner of the Partnership, and Matthew Gould, as President of the managing corporate general partner of the Partnership, have shared voting and dispositive power with respect to the Common Shares owned by the Partnership and the Common Shares owned by Sass/Gould.

OLP has sole voting and dispositive power with respect to the Common Shares it owns. Fredric H. Gould, as Chairman of the Board and Chief Executive Officer of OLP, has shared voting and dispositive power with respect to the Common Shares owned by OLP.

Sass/Gould has sole voting and dispositive power with respect to the Common Shares it owns. The Partnership, as a general partner of Sass/Gould, and Fredric
H. Gould by virtue of his position as a general partner of the Partnership, and Fredric H. Gould and Matthew Gould, by virtue of their positions with the managing corporate general partner of the Partnership have shared voting and dispositive power with respect to the Common Shares owned by Sass/Gould.

Fredric H. Gould has sole voting and dispositive power with respect to the Common Shares he owns.

Helaine Gould has sole voting and dispositive power with respect to the Common Shares she owns.

Matthew Gould has sole voting and dispositive power with respect to the Common Shares he owns.

Jeffrey Gould has sole voting and dispositive power with respect to the Common Shares he owns.

Israel Rosenzweig and Zehavit Rosenzweig have shared voting and dispositive power with respect to the Common Shares owned by them jointly, Israel Rosenzweig has sole voting and dispositive power with respect to the Common Shares in his Keogh Account and the Common Shares owned by him as custodian for his son, Alon Rosenzweig. Mr. Rosenzweig disclaims any beneficial interest in the shares which he holds as custodian for his son.

                                             Page 21 of 39 Pages

(c) The following table sets forth transactions in the Common Shares of the Company effected by BRT sixty (60) days prior to the event requiring the filing of this statement. All shares were purchased in open market purchases over the facilities of The New York Stock Exchange.

              DATE OF                  # OF               PRICE
              PURCHASE                SHARES            PER SHARE
              --------                ------            ---------
             01/03/2000                1,600            $13.1250
             01/03/2000                2,000             13.1875
             01/04/2000                7,000             13.1250
             01/05/2000                1,000             13.0000
             01/05/2000                1,400             13.0625
             01/05/2000               10,000             13.5000
             01/06/2000                6,000             13.8750
             01/07/2000                3,100             14.1875
             01/07/2000                1,000             14.3750
             01/10/2000                2,000             13.8125
             01/10/2000                1,000             14.0000
             01/10/2000                1,000             14.1250
             01/10/2000                2,000             14.1875
             01/10/2000                1,500             14.2500
             01/10/2000                2,000             14.3750
             01/10/2000                1,200             14.5000
             01/10/2000                4,500             14.5625
             01/10/2000                2,000             14.6250
             01/11/2000                  500             14.1875
             01/11/2000                2,500             14.2500
             01/11/2000                  500             14.3125
             01/11/2000                5,500             14.3750
             01/11/2000                2,000             14.4375
             01/12/2000                6,500             14.1875
             01/12/2000                4,000             14.2500
             01/12/2000                6,600             14.3125
             01/12/2000                4,000             14.3750
             01/12/2000                3,800             14.4375
             01/12/2000               10,500             14.5000
             01/13/2000                2,000             13.9375
             01/13/2000                9,700             14.0000
             01/18/2000                2,000             13.3750
             01/18/2000                3,000             13.4375
             01/18/2000               10,600             13.5000
             01/19/2000                3,000             13.5625
             01/20/2000                  400             13.5625
             01/20/2000                6,000             13.6250
             01/21/2000                2,000             13.7500
             01/21/2000                4,000             13.9375
             01/21/2000               28,100             14.0000

                                                  Page 22 of 39 Pages

              DATE OF                  # OF               PRICE
              PURCHASE                SHARES            PER SHARE
              --------                ------            ---------
             01/24/2000                4,000             13.6250
             01/25/2000                1,200             13.5000
             01/25/2000                1,000             13.5625
             01/25/2000                1,000             13.6875
             01/25/2000                1,500             13.7500
             01/25/2000                1,000             13.8750
             01/26/2000                2,000             13.8125
             01/26/2000                5,000             13.9375
             01/27/2000                1,000             13.8125
             01/28/2000                1,000             13.6875
             01/28/2000                2,100             13.7500
             01/28/2000                1,800             13.8125
             01/31/2000               10,500             13.8125
             02/01/2000                  200             13.9375
             02/02/2000                2,500             14.0000
             02/03/2000                6,000             14.0000
             02/04/2000                5,400             13.9375
             02/04/2000                1,500             14.0000
             02/07/2000                2,600             13.7500
             02/07/2000                9,700             13.8125
             02/08/2000                3,500             14.0000
             02/09/2000               11,000             14.0000
             02/10/2000                2,000             13.6875
             02/10/2000                9,000             13.7500
             02/11/2000                  500             13.5000
             02/11/2000                2,500             13.5625
             02/11/2000                2,500             13.6250
             02/14/2000                2,000             13.0625
             02/14/2000                1,000             13.1875
             02/14/2000               13,000             13.2500
             02/14/2000                1,000             13.4375
             02/14/2000                1,000             13,5000
             02/15/2000                2,100             13.4375
             02/15/2000                2,500             13.5000
             02/15/2000                2,000             13.6875
             02/15/2000                4,200             13.7500
             02/15/2000                1,200             13.9375
             02/15/2000                5,000             14.0625
             02/16/2000                6,100             13.8125
             02/16/2000               12,100             13.8750
             02/16/2000                3,000             13.9375
             02/17/2000                2,400             13.6875
             02/17/2000                3,000             13.7500
             02/17/2000                7,500             13.8125
             02/17/2000                  500             13.8750
             02/17/2000                  500             13.9375

                                             Page 23 of 39 Pages

               DATE OF                 # OF               PRICE
              PURCHASE                SHARES            PER SHARE
              --------                ------            ---------
             02/23/2000                4,000             13.1875
             02/23/2000                5,000             13.2500
             02/23/2000               11,900             13.3125
             02/23/2000                2,000             13.4375
             02/23/2000                3,600             13.5000
             02/23/2000                5,100             13.6875
             02/24/2000                8,000             13.7500
             02/24/2000                  200             13.8750
             02/24/2000               16,300             14.0000
             02/25/2000                8,700             13.8750
             02/25/2000               19,300             14.0000
             02/28/2000               14,600             14.0000
             03/03/2000               50,000             13.0000
             03/06/2000                  300             12.7500
             03/06/2000                3,000             12.8125
             03/06/2000                8,000             12.9375
             03/06/2000               10,500             13.0000
             03/07/2000               10,200             12.6250
             03/07/2000                1,500             12.6875
             03/07/2000                3,000             12.3125
             03/07/2000                2,000             12.4375
             03/07/2000                9,000             12.5000
             03/07/2000                1,000             12.3750
             03/07/2000                  900             12.0625
             03/08/2000                5,000             12.8750
             03/08/2000                1,000             12.6875
             03/08/2000                1,000             12.7500
             03/08/2000                1,000             12.6250
             03/09/2000                  300             13.0625
             03/09/2000                2,700             13.0000
             03/09/2000                1,900             12.6875
             03/09/2000               48,000             12.7500
             03/10/2000               17,000             12.5000
             03/10/2000               11,300             12.6875
             03/10/2000                4,100             12.6250
             03/10/2000                  500             12.4375
             03/10/2000               60,000             12.7500

The following table sets for the transactions in the Common Shares of the Company effected by Gould/Sass sixty (60) days prior to the event requiring the filing of this statement. All shares were purchased in open market purchases over the facilities of The New York Stock Exchange.

              DATE OF                  # OF               PRICE
             PURCHASE                 SHARES            PER SHARE
             --------                 ------            ---------
             01/06/2000                1,000             13.8125
             01/13/2000                1,000             13.8125

                                                  Page 24 of 39 Pages

None of the other members of the group have purchased any Common Shares of the Company within sixty (60) days prior to the event requiring the filing of this statement.

Except as set forth herein, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its partners, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

          (d)  Not applicable
          (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Exhibit  - (a) Agreement to file jointly.

                     (b) Power of Attorney.

                                                  Page 25 of 39 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 2000


BRT REALTY TRUST                            s/Fredric H. Gould
                                            ------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
------------------
Jeffrey Gould,                              s/Fredric H. Gould
President                                   -------------------
                                            Fredric H. Gould Spousal IRA


GOULD INVESTORS L.P.
By: GEORGETOWN PARTNERS, INC.               s/Helaine Gould
                                            -------------------
MANAGING GENERAL PARTNER                    Helaine Gould

By s/Simeon Brinberg                        s/Matthew Gould
--------------------                        ---------------
Simeon Brinberg,                            Matthew Gould
Senior Vice President
                                            s/Jeffrey Gould
                                            ---------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Jeffrey Fishman                       s/Israel Rosenzweig
---------------------                       -------------------
Jeffrey Fishman,                            Israel Rosenzweig,
President                                   Individually and as
                                            Custodian


SASS/GOULD REIT PARTNERS                    s/Zehavit Rosenzweig
                                            --------------------
BY GOULD INVESTORS L.P.,                    Zehavit Rosenzweig
GENERAL PARTNER
BY: GEORGETOWN PARTNERS, INC.

BY: s/Simeon Brinberg
---------------------
Simeon Brinberg,
Senior Vice President

                                              Page 26 of 39 Pages

                                      ATTACHMENT A

Item 2.  Identity and Background of Officers and Trustees of BRT


                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
Fredric H. Gould         Chairman of the     General Partner of
                         Board and Chief     Gould Investors L.P.;
                         Executive Officer   Chairman, sole
                                             Stockholder  and sole  Director  of
                                             Georgetown      Partners,      Inc.
                                             ("Georgetown");   Chairman  of  the
                                             Board and Chief  Executive  Officer
                                             of One  Liberty  Properties,  Inc.;
                                             Chairman  of the  Board  and  Chief
                                             Executive  Officer  of  BRT  Realty
                                             Trust; President,  sole stockholder
                                             and   sole    director    of   REIT
                                             Management  Corp.,  advisor  to BRT
                                             Realty Trust; Real Estate Investor;
                                             all  located at 60 Cutter Mill Road
                                             Great Neck, NY 11021

Jeffrey Gould            President and       President and Chief
                         Chief Operating     Operating Officer of
                         Officer; Trustee    BRT Realty Trust; Senior
                                             Vice President of One
                                             Liberty Properties, Inc.;
                                             Senior Vice President of
                                             Georgetown Partners, Inc.;
                                             Vice President of Majestic
                                             Property Management Corp.;
                                             all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

Patrick J. Callan        Trustee             Principal of the RREEF
                                             Funds, pension fund real

                                         Page 27 of 39 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
                                             estate investments;
                                             located at 380 Madison
                                             Avenue, New York, NY 10022

David Herold             Trustee             Consultant; located at
                                             16 Southdown Court,
                                             Huntington, NY  11743

Arthur Hurand            Trustee             Private Investor;
                                             located at 4184 Pier North Blvd.,
                                             Suite A, Flint, MI  48504

Gary Hurand              Trustee             President of Dawn Donut
                                             Systems, Inc., located at
                                             4184 Pier North Blvd.,
                                             Suite A, Flint, MI  48504

Herbert C. Lust II       Trustee             Private Investor; located
                                             at 54 Porchuck Road,
                                             Greenwich, CT  06830

Marshall Rose            Trustee             Real Estate Consultant;
                                             President of Georgetown
                                             Equities, Inc., located at
                                             667 Madison Avenue,
                                             New York, NY  10021

Matthew J. Gould         Senior Vice         President of
                         President           Georgetown Partners, Inc.;
                                             Senior Vice President of
                                             One Liberty Properties Inc.;
                                             Vice President of REIT
                                             Management Corp.; Vice
                                             President of BRT Realty
                                             Trust; Vice President of
                                             Majestic Property Manage-
                                             ment Corp. all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Israel Rosenzweig        Vice President      President of BRT Funding Corp., a
                                             wholly-owned subsidiary of BRT
                                             Realty Trust and Vice President


                                           Page 28 of 39 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
                                             of BRT Realty Trust; Vice
                                             President of Georgetown
                                             Partners, Inc.;  Senior Vice
                                             President of One Liberty
                                             Properties, Inc.; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Simeon Brinberg          Senior Vice         Senior Vice President
                        President and        and Secretary
                        Secretary            of BRT Realty Trust;
                                             Vice President of One
                                             Liberty Properties, Inc.; Senior
                                             Vice President and Secretary of
                                             Georgetown Partners, Inc., all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY  11021.

David W. Kalish          Senior Vice         Senior Vice President
                         President -         -Finance of BRT Realty
                         Finance             Trust; Vice President and
                                             Chief Financial Officer of
                                             One Liberty Properties, Inc.,
                                             Georgetown Partners, Inc.,and
                                             REIT Management Corp., all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

George Zweier            Vice President,     Vice President and
                         Chief Financial     Chief Financial Officer
                         Officer             of BRT Realty Trust;
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Eugene J. Keely         Vice President       Vice President of BRT
                                             Realty Trust; located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY  11021



                                                   Page 29 of 39 Pages

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
Mark H. Lundy            Vice President      Vice President of
                                             BRT Realty Trust;
                                             Vice President of
                                             Georgetown Partners Inc.;
                                             Secretary of One
                                             Liberty Properties Inc.;all
                                             located at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay             Vice President     Vice President and
                                             Treasurer of BRT Realty Trust;
                                             Vice President and
                                             Treasurer of One
                                             Liberty Properties, Inc.; Vice
                                             President of Operations of
                                             Georgetown Partners, Inc.; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

                                                  Page 30 of 39 Pages

                           ATTACHMENT B


Item 2.  Identity and Background of General Partners of Gould Investors, L.P.

                                             Principal Occupation
Name                     Position                and Address
----                     --------                -----------
Fredric H. Gould         General Partner     General Partner of
                                             Gould Investors L.P.;
                                             Chairman, sole
                                             stockholder and sole
                                             director of Georgetown
                                             Partners, Inc.
                                             ("Georgetown"); Chairman of the
                                             Board and Chief Executive
                                             Officer of BRT Realty
                                             Trust ("BRT"); Chairman of the
                                             Board and Chief Executive
                                             Officer of One Libety
                                             Properties, Inc.;
                                             President, sole stock-
                                             holder and sole director of REIT
                                             Management Corp.,
                                             advisor to BRT Realty
                                             Trust; Real Estate
                                             Investor; all located
                                             at 60 Cutter Mill Road
                                             Great Neck, NY  11021

Georgetown Partners, Inc.  General           60 Cutter Mill Road
                              Partner        Great Neck, NY  11021

                                                  Page 31 of 39 Pages

Officers of Georgetown Partners, Inc. -
Managing General Partner of Gould Investors L.P.

                                               Principal Occupation
Name                         Position             and Address
----                         --------             -----------

Fredric H. Gould           Chairman             See Above
                         of the Board,
                         Sole Director

Matthew J. Gould           President           President of Georgetown Partners,
                                               Inc.; Senior Vice President of
                                               One Liberty Properties Inc.;
                                               Vice President of REIT
                                               Management Corp.; Vice
                                               President of BRT Realty
                                               Trust;Vice President of
                                               Majestic Property Manage-
                                               ment Corp. all located at
                                               60 Cutter Mill Road,
                                               Great Neck, NY 11021.

Jeffrey Gould            Vice President      President and Chief
                                             Operating Officer of
                                             BRT Realty Trust; Senior
                                             Vice President of One
                                             Liberty Properties, Inc.;
                                             Senior Vice President of
                                             Georgetown Partners, Inc.;
                                             Vice President of Majestic
                                             Property Management Corp.;
                                             all located at 60 Cutter Mill
                                             Road, Great Neck, NY 11021.

Israel Rosenzweig        Vice President      President of BRT Funding Corp., a
                                             wholly-owned subsidiary of BRT
                                             Realty Trust and Vice President of
                                             BRT Realty Trust; Vice
                                             President of Georgetown
                                             Partners, Inc.; Senior Vice
                                             President of One Liberty
                                             Properties, Inc.; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

                                                   Page 32 of 39 Pages

                                              Principal Occupation
Name                     Position                  and Address
----                     --------                  -----------
Simeon Brinberg         Senior Vice          Senior Vice President and Secretary
                        President and        of BRT Realty Trust; Vice President
                        Secretary            of  One  Liberty Properties, Inc;
                                             Senior Vice President and Secretary
                                             of Georgetown Partners, Inc.,  all
                                             located  at 60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

David W. Kalish          Vice President      Senior Vice President
                         and Chief          -Finance of BRT Realty
                         Financial Officer   Trust; Vice President and
                                             Chief Financial Officer of
                                             One Liberty Properties, Inc.,
                                             Georgetown Partners, Inc., and
                                             REIT Management Corp., all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Mark H. Lundy            Vice President      Vice President of
                                             BRT Realty Trust;
                                             Vice President of
                                             Georgetown Partners Inc.;
                                             Secretary of One
                                             Liberty Properties Inc.;
                                             all located
                                             at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay             Vice President     Vice President and
                                             Treasurer of BRT Realty Trust;
                                             Vice President and
                                             Treasurer of One
                                             Liberty Properties, Inc.;
                                             Vice President of Operations of
                                             Georgetown Partners,

                                 Page 33 of 39 Pages

                                             Principal Occupation
Name                         Position            and Address
----                         --------            -----------
                                             Inc.; all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

Karen Dunleavy           Treasurer           Vice President, Financial, One
                                             Liberty Properties, Inc.;
                                             Treasurer, Georgetown Partners,
                                             Inc.; all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

                                        Page 34 of 39 Pages

                           ATTACHMENT C


Item 2.  Identity and Background of Officers and Directors of OLP.



                                            Principal Occupation
Name                        Position            and Address
----                        --------            -----------
Fredric H. Gould         Chairman of the     General Partner of
                         Board and Chief     Gould Investors L.P.;
                         Executive Officer   Chairman, sole
                                             stockholder and sole
                                             director of Georgetown
                                             Partners, Inc.
                                             ("Georgetown"); Chairman of the
                                             Board and Chief Executive
                                             Officer of BRT Realty
                                             Trust ("BRT");Chairman of the Board
                                             and Chief Executive
                                             Officer of One Libety
                                             Properties, Inc.;
                                             President, sole stock-
                                             holder and sole director of
                                             REIT Management Corp.,
                                             advisor to BRT Realty
                                             Trust; Real Estate
                                             Investor; all located
                                             at 60 Cutter Mill Road
                                             Great Neck, NY  11021

Jeffrey Fishman          President and       President and Chief
                         Chief Operating     Operating Officer of
                         Officer             One Liberty Properties,
                                             Inc., located  at 60 Cutter Mill
                                             Road, Great Neck, NY 11021.

Matthew J. Gould         Senior Vice         President of
                         President and       Georgetown Partners, Inc.;
                         Director            Senior Vice President of
                                             One Liberty Properties Inc.;
                                             Vice President of REIT
                                             Management Corp.; Vice
                                             President of BRT Realty

                                           Page 35 of 39 Pages

                                               Principal Occupation
Name                      Position                 and Address
----                      --------                 -----------
                                             Trust; Vice President of
                                             Majestic Property Manage-
                                             ment Corp. all located at
                                             60 Cutter Mill Road,
                                             Great Neck, NY 11021.


Jeffrey Gould            Senior Vice         President and Chief
                         President and       Operating Officer of
                         Director            BRT Realty Trust; Senior
                                             Vice President of One
                                             Liberty Properties, Inc.;
                                             Senior Vice President of
                                             Georgetown Partners, Inc.;
                                             Vice President of Majestic
                                             Property Management Corp.;
                                             all located at 60 Cutter Mill
                                             Road, Great Neck, NY 11021.

Charles Biederman        Director            Real Estate Developer;
                                             Vice Chairman of Sunstone
                                             Hotel Investors, Inc.;
                                             located at 5 Sunset Drive,
                                             Englewood, CO  80110

Joseph Amato             Director            Real Estate Developer;
                                             Managing Partner of the
                                             Kent Companies; located at
                                             615 Route 32,
                                             Highland Hills, NY  10930

Arthur Hurand            Director            Private Investor;
                                             located at 4184 Pier North
                                             Boulevard, Flint, MI 48504

Marshall Rose            Director            Real Estate Developer;
                                             President of Georgetown
                                             Equities, Inc., located
                                             at 667 Madison Avenue
                                             New York, NY  10021

Simeon Brinberg          Vice President      Senior Vice President
                                             and Secretary
                                             of BRT Realty Trust;

                                            Page 36 of 39 Pages

                                              Principal Occupation
Name                      Position                 and Address
----                      --------                 -----------
                                             Vice  President of
                                             One   Liberty   Properties,   Inc.,
                                             Senior Vice President and Secretary
                                             of Georgetown  Partners,  Inc., all
                                             located  at 60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

David W. Kalish          Vice President      Senior Vice President
                         and Chief          -Finance of BRT Realty
                         Financial Officer   Trust; Vice President and
                                             Chief Financial Officer of
                                             One Liberty Properties, Inc.,
                                             Georgetown Inc., and
                                             REIT Management Corp., all
                                             located at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Mark H. Lundy             Secretary          Vice President of
                                             BRT Realty Trust;
                                             Vice President of
                                             Georgetown Partners Inc.;
                                             Secretary of One Liberty
                                             Properties Inc.; all
                                             located at 60 Cutter Mill
                                             Road, Great Neck, NY
                                             11021.

Seth D. Kobay             Vice President     Vice President and
                          and Treasurer      Treasurer of BRT
                                             Realty Trust;
                                             Vice President and
                                             Treasurer of One
                                             Liberty Properties, Inc.;
                                             Vice President of Operations
                                             of Georgetown Partners;
                                             all located at
                                             60 Cutter Mill Road
                                             Great Neck, NY  11021

                                                   Page 37 of 39 Pages

                           ATTACHMENT D


Item 2.  Identity and Background of Partners of Sass/Gould Reit Partners.

                                                 Principal Occupation
Name                         Position                 and Address
----                         --------                 -----------

Gould Investors L.P.        Partner          See Attachment B for
                                             Information concerning
                                             the general partners of
                                             Gould Investors L.P. and the
                                             officers and directors
                                             of the managing corporate
                                             general partner of Gould Investors
                                             L.P.

M.D. Sass           Partner                  Executive Officer and
                                             Principal of the M.D. Sass
                                             Organization, an investment
                                             advisory group consisting
                                             of a number of registered
                                             investment advisers and
                                             other entities, located at
                                             1185 Avenue of the Americas,
                                             New York, NY  10036.

Hugh R. Lamle            Partner             Executive Officer and
Keogh Plan                                   Principal of the M.D. Sass
                                             Organization, an investment
                                             advisory  group  consisting  of  a
                                             number of registered  investment
                                             advisers  and  other   entities,
                                             located  at  1185   Avenue  of  the
                                             Americas, New York, NY 10036.

                                           Page 38 of 39 Pages

                                  EXHIBIT

The undersigned agree to file a single statement on Schedule 13D pursuant to Rule 13d-1(k)(l) of the Securities Exchange Act of 1934.

Dated: March 10, 2000

BRT REALTY TRUST                            s/Fredric H. Gould
                                            ------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
------------------
Jeffrey Gould,                              s/Fredric H. Gould
President                                   -------------------
                                            Fredric H. Gould Spousal IRA


GOULD INVESTORS L.P.
By: GEORGETOWN PARTNERS, INC.               s/Helaine Gould
                                            -------------------
MANAGING GENERAL PARTNER                    Helaine Gould

By s/Simeon Brinberg                        s/Matthew Gould
--------------------                        ---------------

Simeon Brinberg,                            Matthew Gould
Senior Vice President
                                            s/Jeffrey Gould
                                            ---------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Jeffrey Fishman                       s/Israel Rosenzweig
---------------------                       -------------------
Jeffrey Fishman,                            Israel Rosenzweig,
President                                   Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig by
SASS/GOULD REIT PARTNERS                    Simeon Brinberg Attorney in Fact
BY GOULD INVESTORS L.P.,                    --------------------------------
GENERAL PARTNER                             Zehavit Rosenzweig
BY: GEORGETOWN PARTNERS, INC.

BY: s/Simeon Brinberg
---------------------
Simeon Brinberg,
Senior Vice President

                                                   Page 39 of 39 Pages

                             POWER OF ATTORNEY

Know All Men By These Presents, that each person whose signature appears below hereby appoints Simeon Brinberg and David W. Kalish, or either of them, his or her true and lawful attorney - in - fact and agent with full power of substitution and resubstitution for him in his name, place and stead in any and all capacities, to sign and file a Schedule 13D under the Securities Exchange Act of 1934, as amended relating to Entertainment Properties Trust and any all amendments to said Schedule 13D, and all exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that each said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         SIGNATURE                                            DATE

         s/Fredric H. Gould                                 March 10, 2000
         ------------------
         Fredric H. Gould


         s/Fredric H. Gould                                 March 10, 2000
         ------------------
         Fredric H. Gould Spousal
         IRA


         s/Helaine Gould                                    March 10, 2000
         ---------------
         Helaine Gould


         s/Jeffrey Gould                                    March 10, 2000
         ---------------
         Jeffrey Gould


         s/Matthew Gould                                    March 10, 2000
         ---------------
         Matthew Gould


         s/Israel Rosenzweig                                March 10, 2000
         -------------------
         Israel Rosenzweig


         s/Zehavit Rosenzweig                               March 10, 2000
         --------------------
         Zehavit Rosenzweig


         s/Israel Rosenzweig                                March 10, 2000
         -------------------
         Israel Rosenzweig,
         as Custodian